                                                                     EXHIBIT 2.1


             CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH
                     THE SECURITIES AND EXCHANGE COMMISSION.
                        ASTERISKS DENOTE SUCH OMISSIONS.




                          PRODUCT ACQUISITION AGREEMENT

                                 BY AND BETWEEN

                      AVENTIS PHARMACEUTICALS HOLDINGS INC.

                                       AND


                             KOS LIFE SCIENCES, INC.



ARTICLE 1             DEFINITIONS................................................................................1

ARTICLE 2             SALE OF ASSETS, LICENSES AND CLOSING.......................................................8

         2.1      Sale of Assets.................................................................................8

         2.2      Licenses......................................................................................10

         2.3      Assumed Liabilities...........................................................................10

         2.4      Purchase Price................................................................................11

         2.5      Purchase of Inventory.........................................................................11

         2.6      Adjustment of Inventory Value; Reconciliation of Amounts......................................12

         2.7      Independence of Purchase Price Obligation.....................................................12

         2.8      Closing.......................................................................................13

         2.9      Allocation of Purchase Price..................................................................13

ARTICLE 3             REGULATORY MATTERS........................................................................14

         3.1      Filings with Regulatory Authorities Regarding Transfer of Registrations in the United
                  States........................................................................................14

         3.2      Responsibility for the Product................................................................14

         3.3      Marketing Activities..........................................................................14

ARTICLE 4             REPRESENTATIONS AND WARRANTIES............................................................15

         4.1      Representations and Warranties of Seller......................................................15

         4.2      Disclaimer of Warranties......................................................................18

         4.3      Representations and Warranties of Purchaser...................................................18

         4.4      Survival of Representations/Warranties........................................................19

         4.5      Brokers.......................................................................................19

ARTICLE 5             CONDITIONS TO CLOSING.....................................................................19

         5.1      Conditions to Obligations of Purchaser........................................................20

         5.2      Conditions to Obligations of Seller...........................................................20

ARTICLE 6             COVENANTS.................................................................................21

         6.1      HSR Filing....................................................................................21

         6.2      Conduct of the Business Until Closing.........................................................21

         6.3      Post-Closing Orders and Payments..............................................................22

         6.4      Right to Investigate..........................................................................22



         6.5      Reasonable Best Efforts.......................................................................22

         6.6      Non-Solicitation..............................................................................22

         6.7      Chargebacks; Managed Care Agreements; FSS Schedule............................................22

         6.8      Medicare, Medicaid and State Rebates. Medicare, Medicaid and State Rebates....................23

         6.9      Returns Due to Expiration.....................................................................24

         6.10     Other Returns.................................................................................24

         ****

         6.12     Transaction Agreements........................................................................24

         6.13     No Other Transactions.........................................................................24

         6.14     Net Sales and Royalty Obligations.............................................................25

         6.15     Website Information...........................................................................25

         6.16     Sales Information.............................................................................25

ARTICLE 7             INDEMNIFICATION...........................................................................26

         7.1      Indemnification by Seller.....................................................................26

         7.2      Indemnification by Purchaser..................................................................26

         7.3      Limitation of Liability.......................................................................26

         7.4      Procedures for Indemnification for Third Party Claims.........................................27

         7.5      Losses That Are Not Third Party Claims........................................................28

         7.6      Termination of Indemnification Obligations....................................................29

         7.7      Other Matters.................................................................................29

         7.8      Exclusive Remedy..............................................................................29

ARTICLE 8             TERMINATION...............................................................................29

         8.1      Termination Prior to Closing..................................................................29

         8.2      Effect of Termination prior to Closing........................................................30

ARTICLE 9             GENERAL PROVISIONS........................................................................30

         9.1      Payment of Transaction Expenses...............................................................30

         9.2      Taxes.........................................................................................30

         9.3      Access to Information.........................................................................30

         9.4      Confidentiality...............................................................................31

         9.5      Notices.......................................................................................31

         9.6      Entire Agreement..............................................................................33



         9.7      Modifications and Amendments..................................................................33

         9.8      Assignment....................................................................................33

         9.9      Headings, Interpretation......................................................................34

         9.10     Independent Parties...........................................................................34

         9.11     Governing Law.................................................................................34

         9.12     No Waiver.....................................................................................34

         9.13     Severability..................................................................................34

         9.14     Counterparts; Facsimile Signatures............................................................34

         9.15     No Third Party Beneficiaries..................................................................34

         9.16     Further Assurances............................................................................34

         9.17     Certain Conventions...........................................................................34

         9.18     No Strict Construction........................................................................35

         9.19     Public Disclosure.............................................................................35

         9.20     Bulk Sales Laws...............................................................................35



EXHIBITS

Exhibit A.........Finished Product Supply Agreement
Exhibit B ........General Assignment and Assumption

                         PRODUCT ACQUISITION AGREEMENT


         THIS PRODUCT ACQUISITION AGREEMENT is entered into as of March 5, 2004, by and between Aventis Pharmaceuticals Holdings Inc., a corporation organized and existing under the laws of the State of Delaware ("SELLER") and Kos Life Sciences, Inc., a corporation organized and existing under the laws of the State of Delaware ( "PURCHASER").

                                    RECITALS

         WHEREAS, Seller owns the pharmaceutical product known as Azmacort(R);
and

         WHEREAS, Seller desires to sell, transfer, convey and license to Purchaser, and Purchaser desires to purchase, acquire and license from Seller, all of Seller's rights in the Territory to the Product, including the assets described herein, and the assumption of certain liabilities relating to such Product, all on the terms set forth herein.

         NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

                                   ARTICLE 1

                                   DEFINITIONS

         When used in this Agreement, the following capitalized terms have the meanings set forth in this Article 1.

         1.1 "ACT" means the United States Federal Food, Drug and Cosmetic Act, as amended.

         1.2 "ACTUAL INVENTORY VALUE " has the meaning set forth in Section 2.5.

         1.3 "ADVERSE EVENT DOCUMENTATION" means copies of Seller's and its Affiliates' files (whether paper or electronic), in each case relating solely to the CFC Product, containing (i) data for both postmarketing (PMS) and IND safety, (ii) records for all expedited reports submitted in the Territory, (iii) all documents relating to United States label changes and (iv) all FDA correspondence relating to safety since the receipt of marketing authorization in the United States, in the case of each of the foregoing to the extent that such information is in existence, in the possession of Seller or its Affiliates as of the Closing Date and is legally permitted to be assigned.

         1.4 "AFFILIATE" means a Person that, directly or indirectly, through one or more intermediates, controls, is controlled by, or is under common control with, the Person specified. For the purposes of this definition, control shall mean the direct or indirect ownership of (a) in the case of corporate entities, securities authorized to cast more than fifty percent (50%) of the votes in any election for directors, (b) in the case of non-corporate entities, more than fifty percent (50%) ownership interest with the power to direct the management and policies of such non-corporate entity, or (c) such lesser percentage as may be the maximum percentage allowed to be owned by a foreign corporation under the applicable laws or regulations of a particular jurisdiction of the equity having the power to vote in the election of directors or to direct the management and policies of such Person.

         1.5 "AGREEMENT " means this Agreement and all exhibits and schedules attached hereto.

         1.6 "ASSUMED LIABILITIES" has the meaning set forth in Section 2.3(a).

         1.7 "BOOKS AND RECORDS" means copies of books and records of Seller and/or its Affiliates related to the Product in the Territory or the Purchased Assets, but excluding Manufacturing Technology.

         1.8 "BUSINESS DAY" means any day except a Saturday, Sunday or a day on which a commercial bank in New York, New York is authorized to close.

         1.9 "CFC PRODUCT" means the pharmaceutical product Triamcinolone Acetonide in a chlorofluorocarbon ("CFC") based propellant driven inhaler, as more particularly identified in NDA # 18-117.

         1.10 "CLINICAL DOCUMENTATION" means copies of Seller's and its Affiliates' files (whether paper or electronic), in each case updated to reflect the most current NDA data as requested by the FDA and relating solely to the HFA Product, containing (i) case report forms, (ii) investigator data (i.e. names and curricula vitae of any investigators who have studied the Product), (iii) IMR (Investigational Material Returned) forms and (iv) clinical trial work on the HFA Product and all information arising therefrom, in the case of each of the foregoing to the extent that such information is in existence, in the possession of Seller or its Affiliates as of the Closing Date and is legally permitted to be assigned.

         1.11 "CLOSING" has the meaning set forth in Section 2.8(a).

         1.12 "CLOSING DATE" has the meaning set forth in Section 2.8(a).

         1.13 "COMPONENTS" means canisters, perbunan rubber and zeosil used in connection with the manufacture of the Product and listed on SCHEDULE 1.13 hereto.

         1.14 "CONFIDENTIAL INFORMATION" has the meaning set forth in Section
9.4.

         1.15 "DEFAULTING PARTY" has the meaning set forth in Section 8.1(d).

         1.16 "ESTIMATED INVENTORY VALUE" has the meaning set forth in Section 2.5.

         1.17 "EXCLUDED INTELLECTUAL PROPERTY" means the (a) Seller Trademarks;
(b) Manufacturing Technology; (c) Seller Trade Dress; and (d) Intellectual Property that does not relate to the Product in the Territory, it being understood and agreed that the Excluded Intellectual Property referred to in clauses (b) and (c) above shall be licensed to Purchaser in accordance with the terms of this Agreement.

         1.18 "EXPIRED RETURNS" has the meaning set forth in Section 6.9.

         1.19 "FDA" means the United States Food and Drug Administration, and any successor agency thereto.

         1.20 "FINISHED GOODS" means a manufactured Product packaged and ready for sale to an ultimate customer.

         1.21 "FINISHED PRODUCT SUPPLY AGREEMENT" means the Finished Product Supply Agreement, pursuant to which Seller or its Affiliate will supply Purchaser or its Affiliate with Finished Goods and in the form attached hereto as EXHIBIT A.

         1.22 "GAAP" means United States generally accepted accounting principles, consistently applied.

         1.23 "GENERAL ASSIGNMENT AND ASSUMPTION" has the meaning set forth in
Section 2.8(c).

         1.24 "GOVERNMENTAL AUTHORITY" means any federal, state, local or other government or any court of competent jurisdiction, legislature, governmental agency, administrative agency or commission or other governmental authority or instrumentality having jurisdiction in the Territory.

         1.25 "HFA PRODUCT" means the pharmaceutical product Triamcinolone Acetonide in a hydrofluoroalkane ("HFA") based propellant driven inhaler, as more particularly identified in NDA#s 21-155 and 20-836 (approvable, but not approved).

         1.26 "HSR ACT" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

         1.27 "IND" means an Investigational New Drug Application, or any successor applications, as defined in the Act.

         1.28 "INDEMNITEE" has the meaning set forth in Section 7.4(a).

         1.29 "INDEMNITOR" has the meaning set forth in Section 7.4(a).

         1.30 "INDEPENDENT ACCOUNTING FIRM" has the meaning set forth in Section 2.5(b).

         1.31 "INTELLECTUAL PROPERTY" means all (a) Patents; (b) mask works and copyrights in works of authorship of any type, including computer software and industrial designs, registrations and applications for registration thereof; (c) trademark and domain name registrations and applications for registration thereof; (d) trade secrets, know-how and other confidential or proprietary technical, business and other information, and all rights in any jurisdiction to limit the use or disclosure thereof; and (e) rights to sue and recover damages or obtain injunctive relief for past and future infringement, dilution, misappropriation, violation or breach thereof; in each case, solely to the extent the foregoing relates to the Territory.

         1.32 "LIABILITIES" means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, or determined or determinable, including those arising under any laws, action or governmental order and those arising under any contract, agreement, arrangement, commitment or undertaking, or otherwise.

         1.33 "LICENSES" has the meaning set forth in Section 2.2.

         1.34 "LOSSES" means any and all Liabilities, damages, fines, penalties, deficiencies, losses and expenses (including interest, court costs, amounts paid in settlement, reasonable fees of attorneys, accountants and other experts or other reasonable expenses of litigation or other proceedings or of any claim, default or assessment); provided, however, that the term "LOSSES" shall not include any special, consequential, indirect, punitive or similar damages, except to the extent actually paid by a Party pursuant to any Third Party Claim.

         1.35 "MAJOR COUNTRY" means the United States, Japan, Germany, the United Kingdom, France and Italy.

         1.36 "MANUFACTURING DOCUMENTATION" means copies of Seller's and its Affiliates' files (whether paper or electronic), in each case relating solely to the CFC Product and solely as manufactured at Seller's Manati, Puerto Rico site, containing (i) all manufacturing documentation, specifications, standard operating procedures and analytical information, (ii) all stability files and investigations, (iii) all quality control files and investigations and (iv) all annual product reviews, in the case of each of the foregoing to the extent that such information is in existence, in the possession of Seller or its Affiliates as of the Closing Date and is legally permitted to be assigned.

         1.37 "MANUFACTURING TECHNOLOGY" means technology, trade secrets, know-how and other proprietary or non-proprietary information necessary for the manufacture, packaging, release testing, validation, stability and shelf life of the Product, including the Product's formulations and most desirable processes, if any, that are in existence and in the possession of Seller or its Affiliates as of the Closing Date, but solely to the extent that Seller or its Affiliates are not contractually or otherwise restricted or prohibited from disclosing or granting rights to such Manufacturing Technology; provided, however, that Manufacturing Technology shall not include any plant, real property, equipment or employees.

         ****

         1.39 "NDA" means a New Drug Application pursuant to Section 505 of the Act (21 U.S.C. Section 355) submitted to the FDA or any successor application or procedure.

         1.40 "NET SALES" shall mean the gross invoiced sales of the HFA Product by Purchaser, its Affiliates or sublicensees in the Territory to third parties in accordance with GAAP less the following deductions:

                  (i) sales and excise taxes, duties, and any other governmental charges imposed upon the production, importation, use or sale of an HFA Product, to the extent included in the invoice price;

                  (ii) trade, quantity and cash discounts allowed on an HFA Product to wholesalers or other third parties to whom the HFA Products are sold and shipped directly, to the extent not already reflected in the amount invoiced;

                  (iii) provisions for actual or expected allowances or credits to customers on account of rejection or return of an HFA Product or on account of price reductions affecting an HFA Product;

                  (iv) HFA Product rebates and HFA Product charge-backs and other price reduction programs granted to managed care entities, government programs and pharmaceutical benefit management service entities; and

                  (v) provisions for actual or expected write-offs of uncollectible customer accounts for previously recorded sales;

in each case determined in accordance with Purchaser's commercial and accounting policies and practices consistently applied in a manner consistent with GAAP.

For purposes of this definition, in the case of any sale of a HFA Product between or among Purchaser and its Affiliates or sublicensees for resale, Net Sales shall be calculated as above only on the first arm's length sale thereafter to a third party. In the case of any sale of a HFA Product or part thereof for value other than in an arm's length transaction exclusively for cash, such as barter or counter-trade, Net Sales shall be determined by referencing Net Sales at which substantially similar quantities of such HFA Product are sold in an arm's length transaction for cash in the particular country in the Territory in which such non-cash or non-arm's length transaction arose.

         1.41 "PARTY" means Seller or Purchaser, as the case may be, and "PARTIES" shall mean Seller and Purchaser.

         1.42 "PATENTS" means all patents, patent applications and statutory invention registrations, including reissues, divisions, continuations, continuations-in-part, supplementary protection certificates, extensions and reexaminations thereof, all inventions disclosed therein, and all rights to obtain patents and registrations thereto.

         1.43 "PERSON" means any individual, firm, corporation, partnership, limited liability company, trust, unincorporated organization or other entity or a government agency or political subdivision thereto, and shall include any successor (by merger or otherwise) of such Person.

         1.44 "PHARMACOVIGILANCE AGREEMENT" means the Pharmacovigilance Agreement to be executed by Seller and Purchaser.

         1.45 "PRODUCT" means all strengths of (i) the CFC Product and (ii) the HFA Products. For purposes of clarity, Product shall not include ****.

         1.46 "PRODUCT INVENTORY" or "PRODUCT INVENTORIES" mean all of Seller's inventories of Finished Goods as of the Closing Date as set forth on SCHEDULE 1.46, whether in the possession of Seller or an Affiliate of Seller or in the possession of or in transit to any distribution center. For purposes of this Agreement, "PRODUCT Inventory" shall be deemed to include samples of Finished Goods as set forth on SCHEDULE 1.46 for use in promoting Finished Goods and that are not intended to be sold, consistent with FDA requirements.

         1.47 "PRODUCT MARKETING MATERIALS" means copies of all marketing materials used solely and specifically with respect to the Product, including all advertising and display materials, product data, price lists, sales materials, marketing information, and marketing plans, in the case of each of the foregoing to the extent that such information is in existence, in the possession of Seller or its Affiliates as of the Closing Date and is legally permitted to be assigned.

         1.48 "PRODUCT MATERIAL ADVERSE EFFECT" means any adverse event, circumstance or effect that, individually or in the aggregate with all other adverse changes, circumstances and effects, (A) has or is reasonably likely to have a material adverse effect on the Purchased Assets or the Licenses, taken as a whole, other than any event, change, circumstance or effect relating (i) to the economy of the United States in general, (ii) in general to the industries in which the Product is sold and not specifically relating to the Product or
(iii) changes, circumstances and effects relating to the announcement of the transactions contemplated by this Agreement or (B) has, or is reasonably likely to have, a material adverse effect on the ability of the Seller to consummate the transactions contemplated by this Agreement and the other Transaction Agreements.

         1.49 "PRODUCT REGISTRATIONS" means those Regulatory Approvals listed on
SCHEDULE 1.49.

         1.50 "PRODUCT TRADEMARKS" means the trademarks, including registrations and applications for registration thereof and all goodwill associated therewith (and all renewals, modifications and extensions thereof) and the registrations and applications for registration and all goodwill associated therewith (and all renewals, modifications and extensions thereof) for domain names used in connection with the Product and listed on SCHEDULE 1.50.

         1.51 "PURCHASE PRICE" has the meaning set forth in Section 2.4.

         1.52 "PURCHASED ASSETS" has the meaning set forth in Section 2.1(a).

         1.53 "PURCHASER" has the meaning set forth in the preamble.

         1.54 "PURCHASER DISCLOSURE SCHEDULE" has the meaning set forth in
Section 4.3.

         1.55 "PURCHASER MATERIAL ADVERSE EFFECT" means any adverse change, circumstance or effect that, individually or in the aggregate with all other adverse changes, circumstances and effect, has or is reasonably likely to have, a material adverse effect on the ability of the Purchaser to consummate the transactions contemplated by this Agreement including the ability to pay the Purchase Price when due.

         1.56 "REGULATORY APPROVAL" means the technical, medical and scientific licenses, registrations, authorizations, permits and approvals (including investigational new drug applications, approvals of NDA's, supplements and amendments, pre- and post- approvals, pricing and third party reimbursement approvals, and labeling approvals) of any Regulatory Authority necessary for the development (including the conduct of clinical trials), distribution, marketing, promotion, offer for sale, use, import, export or sale of the Product in the Territory.

         1.57 "REGULATORY AUTHORITY" means any national (e.g., the FDA), regional, state or local regulatory agency, department, bureau, commission, council, court or other Governmental Authority in the Territory.

         1.58 "RESPONSE LETTERS" means copies of Seller's and its Affiliates' files (whether paper or electronic), in each case relating solely to the CFC Product, containing medical information sheets or similar information distributed by Seller to respond to medical inquiries from healthcare professionals and patients, in the case of each of the foregoing to the extent that such information is in existence, in the possession of Seller or its Affiliates as of the Closing Date and is legally permitted to be assigned.

         1.59 "RETAINED LIABILITIES" has the meaning set forth in Section
2.3(b).

         1.60 "SEC " has the meaning set forth in Section 9.19(a).

         1.61 "SELLER DISCLOSURE SCHEDULE" has the meaning set forth in Section 4.1.

         1.62 "SELLER TRADE DRESS" means the current trade dress (including the overall look and feel of the Aventis package design, the block color design down the left side of all Aventis packaging, the color coding of all Aventis packaging and the Seller Trademark) used with the Product and the packaging, labeling and package inserts associated with the sale of the Product and the lettering of the Product name.

         1.63 "SELLER TRADEMARK" means the "Aventis" tradename, the Aventis symbol, the Aventis logo, the slogan "our challenge is life", the Aventis website addresses and all goodwill associated therewith and all other trademarks, trade names, brand names, logo types, symbols and domain names other than the Product Trademarks (including registrations and applications for registration thereof and all renewals, modifications and extensions thereof) used by Seller or its Affiliates in connection with the manufacture, marketing, sale and distribution of their products.

         1.64 "STATEMENT OF ACTUAL INVENTORY VALUE" has the meaning set forth in
Section 2.5(a).

         1.65 "TAXES" (and with correlative meaning, "TAX", "TAXES", and "TAXABLE") shall mean all taxes of any kind imposed by a federal, state, local or foreign Governmental Authority, including those on, or measured by or referred to as, income, gross receipts, financial operation, sales, use, ad valorem, value added, franchise, profits, license, excise, stamp, premium, property, transfer or windfall profits taxes, customs, duties or similar fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by such Governmental Authority with respect to such amounts.

         1.66 "TECHNICAL DATA" means all technical, scientific, chemical, biological, pharmacological, and toxicological data and other technical data generated for the Product, other than the Manufacturing Technology, that are in existence as of the Closing Date to the extent such materials are within the possession of the Seller or are readily accessible by Seller and are legally permitted to be assigned.

         1.67 "TERRITORY" means worldwide.

         1.68 "THIRD PARTY CLAIM" has the meaning set forth in Section 7.4(a).

         1.69 "TRANSACTION AGREEMENTS" has the meaning set forth in Section
6.12.

         1.70 "TRANSITION SERVICES AGREEMENT" means that certain agreement to be executed by Seller or its Affiliates and Purchaser.

                                   ARTICLE 2

                      SALE OF ASSETS, LICENSES AND CLOSING

         2.1 SALE OF ASSETS.

         (a) On the Closing Date, and subject to the terms and conditions of this Agreement, Seller will, and will cause its Affiliates to, sell, assign, convey and transfer to the Purchaser or other entity designated by Purchaser, and Purchaser or such designated entity will purchase and accept from Seller and its Affiliates, the following assets (collectively, the "PURCHASED ASSETS"):

                  (i) the Product Registrations;

                  (ii) copies of Seller's and its Affiliates files (whether paper or electronic) pertaining to the Product Registrations, and all related correspondence with Regulatory Authorities, validation documents and data, including (1) detailed chronological listings of all submissions sent to/received from the FDA, (2) FDA submissions, (3) FDA guidance in relation to the promotion of the CFC Product by Aventis (including any warning letters, any Aventis responses thereto and any materials submitted to the FDA by Aventis prior to introducing a promotional campaign) and (4) fifteen (15) day reports, in each case to the extent such information is within the possession of or otherwise attainable by Seller or its agents as of the Closing Date and reasonably accessible by Seller;

                  (iii) copies of the Technical Data;

                  (iv) all Product Inventories and Components;

                  (v) all unfulfilled customer orders arising in the Territory for Finished Goods as of the Closing Date (a list of such orders to be provided to Purchaser promptly after the Closing);

                  (vi) the existing lists of all current customers and suppliers for the Product in the Territory; provided, however, that Seller shall retain all rights of access and ownership of such information with respect to sales of Seller's other products and, provided further, that such lists may be redacted as necessary to conceal information pertaining to products other than the Product;

                  (vii) the Books and Records;

                  (viii) the Product Trademarks and the Product Trademark registrations, as well as the right to sue for and remedies against past, present and future infringements, together with copies of all files related to the filing, prosecution and maintenance of the Product Trademarks;

                  (ix) the Product Marketing Materials;

                  (x) the Adverse Event Documentation;

                  (xi) the Manufacturing Documentation;

                  (xii) the Clinical Documentation; and

                  (xiii) the Response Letters.

         (b) Notwithstanding Section 2.1(a) above, the transfer of the Product Registrations shall occur in accordance with the provisions of Article 3 below, and the transfer of Product Inventory and Components shall occur in accordance with the provisions of Section 2.5 below, with title to the Components being transferred to Purchaser at such time but with the understanding and agreement that the Components shall be held by Seller and used in connection with the manufacture of the Product. Furthermore, the delivery of the Purchased Assets described in items 2.1(a)(ii), (iii), (vi), (vii), (viii), (ix), (x), (xi),
(xii) and (xiii) shall occur as promptly as reasonably practicable following the Closing but in no event later than one hundred twenty (120) days after the Closing Date with respect to the United States and no later than one hundred eighty (180) days after the Closing Date for countries other than the United States; provided, however, that the delivery of the Product Marketing Materials included in the data room previously made accessible by Seller to Purchaser shall be delivered within thirty (30) days after the Closing Date and provided, further, that notwithstanding the foregoing Aventis shall use its commercially reasonable efforts to deliver specific necessary information reasonably requested by Purchaser in an expedited manner.

         (c) The Parties agree and acknowledge that the Purchased Assets shall not include the Excluded Intellectual Property (however certain Excluded Intellectual Property (as set forth in the definition thereof) shall be licensed to Purchaser in accordance herewith and/or such other agreements contemplated hereby), or any plant, real property, equipment, accounts receivable, cash, employees or any refund or credit of Taxes attributable to any period of time prior to the Closing Date. Purchaser acknowledges and agrees that Seller may retain a copy of all or part of the documentation that it delivers to Purchaser hereunder for archival purposes and, to the extent applicable, for use with products other than the Products.

         2.2 LICENSES.

                  (a) Subject to the terms and conditions of this Agreement, Seller hereby grants to Purchaser the following licenses (the "LICENSES"):

                           (i) An exclusive, irrevocable, perpetual, fully-paid,
royalty-free, sublicensable, right and license under the Manufacturing Technology to make and have made Product for use or sale in the Territory.

                           (ii) An exclusive, limited, royalty-free, fully paid,
license under the Seller Trade Dress solely to the extent necessary for Purchaser to distribute and sell the Product in the Territory and only to the extent permitted by applicable law. Unless this Agreement terminates earlier, the license pursuant to this 2.2(a)(ii) shall terminate immediately upon the earlier of (i) the exhaustion of the Product Inventory transferred on the Closing Date, or (ii) eight (8) months after all modifications or transfers of the Product Registrations necessary to allow Purchaser or its Affiliates to market the Product under their respective names.

                           (iii) An exclusive, irrevocable, perpetual,
royalty-free, fully-paid, sublicensable, right and license under the Manufacturing Technology to conduct such studies and clinical trials within the Territory as may be necessary or useful for the Purchaser to obtain Regulatory Approvals solely for the purpose of selling such Product in the Territory.

                  (b) Any Intellectual Property or other rights of Seller not expressly granted to Purchaser under the provisions of this Agreement and not required to make, use or sell the Product as of the date hereof or the Closing Date shall be retained by Seller.

         2.3 ASSUMED LIABILITIES.

                  (a) As of the Closing Date, Purchaser shall assume, be responsible for and pay, perform and discharge when due the following (collectively, the "ASSUMED LIABILITIES"):

                           (i) any Liability arising from any product liability,
breach of warranty, Patent or trademark infringement claim, or any other action or claim resulting from the sale of any Product, (including any Liabilities, relating to voluntary or involuntary recalls of such Product) arising out of, and to the extent attributable to, acts, omissions or events occurring after the Closing Date, unless and to the extent that Seller has an indemnification obligation with regard to such Liability under Section 9.2 of the Finished Product Supply Agreement;

                           (ii) any Liabilities arising after the Closing Date
relating to the Purchased Assets and the Licenses;

                           (iii) subject to Section 6.8, all Medicare, Medicaid
and state program rebates in connection with the sale of the Product;

                           (iv) subject to Section 6.7, all chargebacks, rebates
or any other post-sale rebates, refunds, price adjustments and other similar payments, credits or liabilities regarding sales of Products after the Closing Date by Purchaser;

                           (v) credits, utilization based rebates,
reimbursements, and similar payments to buying groups, insurers and other institutions in connection with the Product sold after the Closing Date;

                           (vi) subject to Section 6.9, all Expired Returns; and

                           (vii) subject to Section 6.10, all returns of Product
other than Expired Returns.

                  (b) All Liabilities relating to the Purchased Assets or the Product arising out of or attributable to, acts, omissions or events occurring on or prior to the Closing Date that are not Assumed Liabilities shall be retained by Seller (collectively, the "RETAINED LIABILITIES").

         2.4 PURCHASE PRICE. Subject to the terms and conditions set forth herein, in consideration of the sale, assignment, conveyance, license and delivery of the Purchased Assets and the Licenses, Purchaser will pay to Seller, by wire transfer of immediately available U.S. Dollars to a bank account designated in writing by Seller, the following (the "PURCHASE PRICE"):

                  (a) at Closing, a cash payment of Two Hundred Million Dollars ($200,000,000);

                  (b) at Closing, Purchaser shall purchase all Product Inventories and Components as of the Closing Date, as provided for in Section
2.5 (and at the costs specified therein); and

                  (c) Purchaser shall, commencing on the commercial launch of the HFA Product in a Major Country, pay to Aventis a royalty equal to **** per annum of annual Net Sales of Purchaser's HFA Product in accordance with the provisions of Section 6.14.

         2.5 PURCHASE OF INVENTORY. On the Closing Date, Purchaser shall make a payment to Seller in the amount of Five Million Two Hundred Twenty Eight Thousand Four Hundred Eighty Dollars ($5,228,480) (the "ESTIMATED INVENTORY VALUE "), reflecting the estimated value of the Product Inventory and Components as of the Closing Date. The Estimated Inventory Value shall be determined by multiplying the estimated quantity of each type of Product Inventory and Components as of the Closing Date by the prices set forth in SCHEDULES 1.13 and
SCHEDULE 1.46 attached hereto (which schedules shall also set forth a description of the Components and the location and expiration dates of the Product Inventory. Seller shall make available to Purchaser, at Seller's distribution facilities on the Closing Date, all quantities of Product Inventory and Components. The final actual inventory value (the "ACTUAL INVENTORY VALUE ") shall be finally determined, and a payment or reimbursement of any difference between the Actual Inventory Value and the Estimated Inventory Value shall be made to Seller or Purchaser, as the case may be, as follows:

                  (a) No later than thirty (30) days following the Closing Date, Seller shall examine its records to determine the actual quantities of Product Inventory and Components existing as of the Closing Date and deliver a written statement of Actual Inventory Value (the "STATEMENT OF ACTUAL INVENTORY VALUE") based upon such Product Inventory and Components quantities and the unit prices set forth on SCHEDULES 1.13 AND 1.46.

                  (b) Purchaser may dispute any amounts reflected on the Statement of Actual Inventory Value, but only on the basis that the amount of Product Inventory and Components on hand was not correctly determined; provided, however, that Purchaser shall have notified Seller in writing of each disputed item, specifying the amount thereof in dispute and setting forth, in reasonable detail, the basis for such dispute, within forty five (45) days of Seller's delivery of the Statement of Actual Inventory Value to Purchaser. In the event of such a dispute, Seller and Purchaser shall attempt to reconcile their differences, and any resolution by them as to any disputed amounts shall be final, binding and conclusive on the Parties. If Seller and Purchaser are unable to resolve any such dispute within thirty (30) days after Purchaser's delivery of its notice of dispute to Seller, Purchaser and Seller shall submit the items remaining in dispute for resolution to a mutually acceptable independent accounting firm of national reputation (the "INDEPENDENT ACCOUNTING FIRM"), which shall determine and report to Seller and Purchaser its determination of the payment obligation for such remaining disputed items, and such report shall be final, binding and conclusive on the Parties. The fees and disbursements of the Independent Accounting Firm shall be allocated to Purchaser in the same proportion as the aggregate amount of such remaining disputed items so submitted to the Independent Accounting Firm that is unsuccessfully disputed by Purchaser (as finally determined by the Independent Accounting Firm) bears to the total amount of such remaining disputed items so submitted, and the balance shall be paid by Seller. In acting under this Agreement, the Independent Accounting Firm shall be entitled to the reasonable privileges and immunities typically afforded to arbitrators. Seller agrees to grant Purchaser and its representatives and, if necessary, the Independent Accounting Firm, reasonable access to Seller's books and records wherever located in order to verify the Statement of Actual Inventory Value.

         2.6 ADJUSTMENT OF INVENTORY VALUE; RECONCILIATION OF AMOUNTS. The Statement of Actual Inventory Value shall be deemed final for the purposes of this Section 2.6 upon the earlier of (i) the failure of Purchaser to notify Seller of a dispute within forty five (45) days after Seller' delivery of the Statement of Actual Inventory Value to Purchaser or (ii) the resolution of all disputes pursuant to Section 2.5(b). Within five (5) Business Days of the Statement of Actual Inventory Value being deemed final, a payment shall be made as follows:

                  (a) In the event that the amount of the Actual Inventory Value reflected on the Statement of Actual Inventory Value is less than the Estimated Inventory Value, then Seller shall pay by wire transfer in immediately available funds an amount equal to such difference to an account designated in writing by Purchaser ; or

                  (b) In the event that the amount of the Actual Inventory Value reflected on the Statement of Actual Inventory Value exceeds the Estimated Inventory Value, then Purchaser shall pay by wire transfer in immediately available funds an amount equal to such excess to an account designated in writing by Seller.

         2.7 INDEPENDENCE OF PURCHASE PRICE OBLIGATION. All payments made or to be made by Purchaser to Seller in respect of Purchase Price shall be independent of any obligations that Seller or its Affiliates may have to Purchaser under the Finished Product Supply Agreement, and Purchaser shall have no right of set-off with respect thereto.

         2.8 CLOSING.

                  (a) The closing of the transactions contemplated hereby (the "CLOSING") will take place at the offices of Morgan, Lewis & Bockius LLP in Princeton, New Jersey at 10:00 A.M. Eastern Time on March 31, 2004, provided that all conditions or obligations of the Parties set forth in Sections 5.1 and
5.2 have been satisfied or waived, or at such other time, date and place as Purchaser and Seller mutually agree. The actual date of the Closing is referred to as the "CLOSING DATE". The Closing, and the transfer of the Purchased Assets and the Assumed Liabilities hereunder, shall be deemed to be effective as of 11:59 p.m. on the Closing Date.

                  (b) At the Closing, Purchaser will pay the Purchase Price in full in cash without any deductions or offsets by wire transfer of immediately available funds to a bank account or accounts to be designated by Seller in writing prior to Closing.

                  (c) At the Closing, Seller will assign and transfer to Purchaser all of Seller's right, title and interest in and to the Purchased Assets, by delivery of a general assignment, assumption and bill of sale in the form of EXHIBIT B hereto (the "GENERAL ASSIGNMENT AND ASSUMPTION") and will deliver to Purchaser the following:

                           (i) assignments of the Product Trademarks and
transferred domain names, duly executed by Seller; and

                           (ii) such other instruments and documents, in form
and substance reasonably acceptable to Purchaser and Seller, as may be necessary to effect the Closing and transfer valid title to the Purchased Assets to Purchaser.

                  (d) Purchaser will assume from Seller the due payment, performance and discharge of the Assumed Liabilities by delivery of the General Assignment and Assumption.

         2.9 ALLOCATION OF PURCHASE PRICE. The consideration for the Purchased Assets provided herein shall be allocated among the various categories of Purchased Assets in accordance with their respective fair market values. The parties hereto shall use their reasonable efforts prior to the Closing to reach agreement on a reasonable allocation of consideration to such categories of Purchased Assets. If Purchaser and Seller reach such agreement, Purchaser and Seller (i) shall execute and file all Tax returns in a manner consistent with the allocation determined pursuant to this Section 2.9 and (ii) shall not take any position before any Governmental Authority or in any judicial proceeding that is inconsistent with such allocation. Such agreement shall not be a condition to Closing. Seller and Purchaser shall each timely file a Form 8594 with the United States Internal Revenue Service in accordance with the requirements of Section 1060 of the United States Internal Revenue Code. In the event that the Parties do not agree to a purchase price allocation, then each Party shall file its own Form 8594.

                                   ARTICLE 3

                               REGULATORY MATTERS

         3.1 FILINGS WITH REGULATORY AUTHORITIES REGARDING TRANSFER OF REGISTRATIONS IN THE UNITED STATES.

                  (a) Seller and the Purchaser will establish a mutually acceptable and prompt communication and interaction process to ensure the orderly transfer of the Product Registrations in the United States. Promptly after Closing, the Parties shall file with the FDA, and all other relevant Regulatory Authorities all information required in order to transfer the Product Registrations from Seller to Purchaser, including the information required pursuant to 21 C.F.R. ss.314.72, or any successor regulation thereto, any authorization letters or notices, and letters of acceptance. Where required, the Purchaser shall also promptly file an application or license variation to Regulatory Authorities or other government/health agencies. Seller shall file the information required of a former owner, and Purchaser shall file the information required of a new owner, at each Party's own expense. Both the Purchaser and Seller also agree to use all commercially reasonable efforts to take any actions required by the Regulatory Authorities or other government/health agencies to effect the transfer of the Product Registrations from Seller to the Purchaser, and hereby further agree to cooperate with each other in order to effectuate the foregoing transfer of Product Registrations at Purchaser's expense. The Parties agree to use all commercially reasonable efforts to complete the filing of the transfer of the Product Registrations in the United States within ten (10) days from the Closing Date. Seller may retain an archival copy of the Product Registrations, including supplements and records that are required to be kept under 21 C.F.R. ss.314.81.

                  (b) With respect to all Product Registration for countries other than the United States, the transfers shall proceed in accordance with the provisions of the Transition Services Agreement.

         3.2 RESPONSIBILITY FOR THE PRODUCT. Pursuant to the terms of the Pharmacovigilance Agreement, promptly after the Closing Date, and in no event later than the effective date of the transfer to Purchaser of the applicable Product Registrations, Purchaser shall assume all regulatory responsibilities permitted or required by applicable laws, in connection with the Product and the Product Registrations in the Territory, including (i) responding to all medical inquiries, (ii) responsibility for reporting any adverse drug events in connection with the Product, and (iii) responsibility for compliance with the Prescription Drug Marketing Act of 1987, as the same may be amended from time to time. After the Closing Date, Purchaser shall assume all responsibility for any and all fee obligations for holders or owners of approved NDA's and Regulatory Approvals relating to the Product, including those defined under the Prescription Drug User Fee Act of 1992, as the same may be amended from time to time.

         3.3 MARKETING ACTIVITIES. Promptly following the Closing, Seller and Purchaser shall mutually agree on the form of correspondence to be sent to each customer and supplier of the Product, and any other relevant third party mutually agreed to by Seller and Purchaser, informing each such party of the sale and transfer of the Product to Purchaser.

                                   ARTICLE 4

                         REPRESENTATIONS AND WARRANTIES

         4.1 REPRESENTATIONS AND WARRANTIES OF SELLER. Seller represents and warrants to Purchaser and its Affiliates, subject to such exceptions as are specifically disclosed in the disclosure schedule supplied by Seller to Purchaser and dated as of the date hereof (the "SELLER DISCLOSURE SCHEDULE"), as follows:

                  (a) ORGANIZATION AND STANDING. Seller is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation.

                  (b) POWER AND AUTHORITY. Seller has all requisite corporate power and authority to execute, deliver, and perform this Agreement and the other Transaction Agreements and instruments to be executed and delivered by it pursuant hereto and thereto and to consummate the transactions contemplated herein and therein. The execution, delivery, and performance of this Agreement and the other Transaction Agreements by Seller do not, and the consummation of the transactions contemplated hereby and thereby will not, violate (i) any provisions of Seller's organizational documents, (ii) any law or regulation applicable to Seller or the Purchased Assets, or (iii) any agreement, mortgage, lease, instrument, order, judgment, or decree to which Seller is a party or by which Seller is bound or to which the Purchased Assets are subject, except in the case of clauses (ii) and (iii), as would not have a Product Material Adverse Effect.

                  (c) FINANCIAL INFORMATION. SCHEDULE 4.1(C) sets forth all material sales information relating to the Product (i) in the United States for the calendar years 2001 through 2003 and the month of January 2004 and (ii) in the Territory other than the United States for the calendar years 2002 and 2003. Such information: (i) is true, correct and complete in all material respects;
(ii) was derived from the books and records of Seller; and (iii) was prepared by Seller in good faith and fairly presents, in all material respects, the gross and net sales of Product in the Territory for the periods shown. No representations or warranty whatsoever is made with respect to any financial projections provided by Seller.

                  (d) ACTION; BINDING EFFECT. Seller has duly and properly taken all action required by law, its organizational documents, or otherwise, to authorize the execution, delivery, and performance of this Agreement, the other Transaction Agreements and the other agreements and instruments to be executed and delivered by it pursuant hereto and thereto and the consummation of transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by Seller and constitutes, and the other Transaction Agreements and the other agreements and instruments contemplated hereby and thereby when duly executed and delivered by Seller will constitute, legal, valid, and binding obligations of Seller enforceable against it in accordance with their respective terms, except as enforcement may be affected by bankruptcy, insolvency, or other similar laws and by general principles of equity.

                  (e) CONSENTS. No consent or approval of, or filing with or notice to, any Regulatory Authority or other governmental entity is required or necessary to be obtained by Seller or on its behalf in connection with the execution, delivery, and performance of this Agreement or to consummate the transactions contemplated hereby, except (i) in connection with the transfer of the Product Registration, (ii) the notification requirements of the HSR Act,
(iii) as relates solely to Purchaser or (iv) with respect to any part of the Territory other than the United States, as would not have a Product Material Adverse Effect.

                  (f) OWNERSHIP OF ASSETS. Seller or one of its Affiliates owns the Purchased Assets. The Purchased Assets are, and upon the Closing will be transferred to Purchaser, free and clear of all liens, claims, charges, or encumbrances.

                  (g) LITIGATION OR DISPUTES. Except as set forth on SCHEDULE 4.1(G), or, with respect to any part of the Territory other than the United States, as would not have a Product Material Adverse Effect, there is no claim, action, suit, proceeding, investigation, or arbitration pending or, to Seller's knowledge, threatened in writing against Seller or any of its Affiliates relating to the Product or the Purchased Assets. Except as set forth on SCHEDULE 4.1(G), or, with respect to any part of the Territory other than the United States, as would not have a Product Material Adverse Effect, there is not currently outstanding against Seller or any of its Affiliates any judgment, decree, injunction, rule or order of any Regulatory Authority or Governmental Authority relating to the Product or the Purchased Assets.

                  (h) MANUFACTURING TECHNOLOGY.

                           (i) Except as described in SCHEDULE 4.1(H), Seller
owns or has the lawful right and license to use the Manufacturing Technology. Except as set forth on SCHEDULE 4.1(H), the Manufacturing Technology contains all of the know-how necessary for the manufacture and sale of the Product in the Territory as and where conducted by Seller during the twelve (12) month period prior to the Closing.

                           (ii) Except as described in SCHEDULE 4.1(H) Seller
has not received any written notice of, and Seller otherwise has no knowledge of, the misappropriation by any third party of the Manufacturing Technology.

                           (iii) Seller has the full right, power and authority
to grant the Licenses.

                  (i) COMPLIANCE WITH LAWS. Seller has conducted its operations in connection with the manufacture and sale of the Products in the Territory in compliance with all applicable laws, except where the failure to so comply would not have a Product Material Adverse Effect. Except as set forth on SCHEDULE 4.1(I), Seller has not received any written notice of violation of any applicable law from any Regulatory Authority or Governmental Authority relating to the Product or the Purchased Assets within the past three (3) years.

                  (j) REGULATORY ISSUES. Except as set forth in SCHEDULE 4.1(J), during the three (3) years prior to the date of this Agreement, with respect to the Product in the United States only, neither Seller nor any of its Affiliates has received or been subject to: (i) any FDA Form 483's relating to the Product;
(ii) any FDA Notices of Adverse Findings relating to the Product; or (iii) any warning letters or other written correspondence from the FDA or any other

Regulatory Authority concerning the Product in which the FDA or such other Regulatory Authority asserted that the operations of Seller were not in compliance with applicable law, with respect to the Product. Except as discussed in SCHEDULE 4.1(J), during the last three (3) years, with respect to the Product in the United States only, there has not been any occurrence of any product recall, market withdrawal or replacement, or post-sale warning conducted by or on behalf of Seller concerning the Product or any product recall, market withdrawal or replacement conducted by or on behalf of any entity as a result of any alleged defect in the Product.

                  (k) INVENTORY AND COMPONENTS. All Product Inventory and Components to be purchased by Purchaser as provided in Section 2.5 were manufactured, packaged, labeled, tested, stored and handled, at all times, in compliance with the written specifications for the Product as set forth in applicable NDA's and in compliance with all current Good Manufacturing Practices as defined under 21 U.S.C. 351 (a)(2)(B) as in effect from time to time, and is undamaged, merchantable and fit for its intended purpose and at the Closing or such other delivery date such Product Inventory and Components will be of saleable quality and will not be adulterated or misbranded within the meaning of the Act. SCHEDULE 1.11 sets forth a detailed itemization of the quantities of the Components held by Seller.

                  (l) NON-INFRINGEMENT. (i) To the knowledge of Seller, the manufacture, use and sale of the CFC Product in the United States as conducted by Seller during the twelve (12) month period prior to the Closing does not infringe upon any Intellectual Property rights of any third party; (ii) to the knowledge of Seller, there are no claims, demands or proceedings instituted, pending or threatened by any third party pertaining to or challenging Seller's rights to the Product Trademarks and (iii) to the knowledge of Seller, no third party is infringing or misappropriating any of the Product Trademarks.

                  (m) INTELLECTUAL PROPERTY.

                           (i) Except for the Product Trademarks, neither Seller
nor any of its Affiliates owns any other trademark registrations or applications related to the Product incorporating the word "Azmacort".

                           (ii) Except as set forth on SCHEDULE 4.1(M), there
are no current licenses of the Product Trademarks in the United States to or from third parties, and to the knowledge of Seller, there are no current licenses of the Product Trademarks in the Territory outside the United States to or from third parties. Except as set forth on SCHEDULE 4.1(M), neither Seller nor any of its Affiliates is party to any agreements with third parties that limit or restrict use of the Product Trademarks in the Territory or require any payments for their use in the Territory.

                           (iii) The Product Trademarks have been registered in
the jurisdictions set forth on SCHEDULE 1.50. To the knowledge of Seller, all formal legal requirements to maintain in full force the Product Trademarks have been filed by Seller and/or its Affiliates in the Territory (including the timely post-registration filing of affidavits of use and incontestability and renewal applications). Any fees which may be due on or before the Closing shall be borne by Seller.

                           (iv) Except for the domain names listed on SCHEDULE
1.50, there are no domain names that incorporate the word "Azmacort" that are currently registered in the top level domains, ".com", ".org", ".net", ".biz",

".info", ".pr" or ".us" by or for the benefit of Seller or any of its Affiliates.

                           (v) Except as set forth in Schedule 4.1(m), neither
Seller nor any of its Affiliates owns or has licensed to it any patents or applications therefor related to the (i) formulation or composition of the Product, or (ii) manufacturing processes of the Product that are not being conveyed to Purchaser hereunder.

                           (vi) Neither Seller nor any of its Affiliates owns
any registered copyrights primarily related to the Product.

                  (n) SUFFICIENCY OF ASSETS. The Purchased Assets and the Licenses, together with the services to be provided under the Transaction Agreements, are sufficient in all material respects on the date hereof and at the time of the Closing to sell and distribute the Product in the Territory in the manner sold and distributed by Seller and its Affiliates on the date hereof and immediately prior to the time of the Closing, other than with regard to equipment, facilities and other tangible assets related to the distribution of the Product. The Product Registrations are the only Regulatory Approvals required in connection with the sale of the Product in those countries in the Territory where the Product is currently being marketed by Seller.

                  (o) NO SALES IN MAJOR COUNTRIES. During the period commencing January 1, 2003 through the Closing Date, Seller has neither sold nor marketed the Product in any Major Country other than the United States.

                  (p) TRADE POLICY. Seller has at all times during the immediately prior twelve (12) month period abided by the trade policies set forth on its website as of the date hereof with respect to Product returns, copies of which have been previously delivered to Purchaser.

                  (q) ORDINARY COURSE. Since January 1, 2004, other than as contemplated by this Agreement and the other Transaction Agreements, Seller has not taken any actions outside the ordinary course of business with regard to sales of the Product during the twelve (12) month period prior to the date hereof.

         4.2 DISCLAIMER OF WARRANTIES. EXCEPT AS EXPRESSLY PROVIDED HEREIN, SELLER PROVIDES THE PURCHASED ASSETS AND LICENSES "AS IS" AND SELLER DISCLAIMS ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, WITH REGARD TO THE PRODUCT, THE PURCHASED ASSETS AND THE LICENSES, INCLUDING THE WARRANTY OF MERCHANTABILITY AND THE WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE.

         4.3 REPRESENTATIONS AND WARRANTIES OF PURCHASER. Purchaser represents and warrants to Seller, subject to such exceptions as are specifically disclosed in the disclosure schedule supplied by Purchaser to Seller and dated as of the date hereof (the "PURCHASER DISCLOSURE SCHEDULE"), as follows:

                  (a) ORGANIZATION AND STANDING. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation.

                  (b) POWER AND AUTHORITY. Purchaser has all requisite corporate power and authority to execute, deliver, and perform this Agreement, the other Transaction Agreements and the other agreements and instruments to be executed and delivered by it pursuant hereto and thereto and to consummate the transactions contemplated herein and therein. The execution, delivery, and performance of this Agreement and the other Transaction Agreements by Purchaser does not, and the consummation of the transactions contemplated hereby will not, violate or conflict with (i) any provision of Purchaser's organizational documents, (ii) any law applicable to Purchaser, or (iii) any agreement, mortgage, lease, instrument, order, judgment, or decree to which Purchaser is a party or by which Purchaser is bound, except in the case of clauses (ii) and
(iii), as would not have a Purchaser Material Adverse Effect.

                  (c) CORPORATE ACTION; BINDING EFFECT. Purchaser has duly and properly taken all action required by law, its organizational documents or otherwise, to authorize the execution, delivery, and performance by it of this Agreement, the other Transaction Agreements and the other instruments and agreements to be executed by it pursuant hereto and thereto and the consummation of the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by Purchaser and constitutes, and the other Transaction Agreements and the other instruments and agreements contemplated hereby and thereby when duly executed and delivered by Purchaser will constitute, legal, valid, and binding obligations of Purchaser enforceable against it in accordance with their respective terms, except as enforcement may be affected by bankruptcy, insolvency, or other similar laws and by general principles of equity.

                  (d) CONSENTS. No consent or approval of, or filing with or notice to, any Regulatory Authority or other governmental entity is required or necessary to be obtained by Purchaser or on its behalf in connection with the execution, delivery, and performance of this Agreement or to consummate the transactions contemplated hereby, except (i) in connection with the transfer of the Product Registration, (ii) the notification requirements under the HSR Act, or (iii) as relates solely to Seller.

                  (e) FINANCING. As of the date of this Agreement, Purchaser has access to, and as of the Closing Date, Purchaser will have, sufficient funds necessary to pay the Purchase Price.

                  (f) LITIGATION. There is no claim, action, suit, proceeding, investigation or arbitration pending or, to Purchaser's knowledge, threatened against or affecting the Purchaser by or before any Regulatory Authority, federal, state or other governmental court, department, commission or board (whether domestic or foreign) and, to Purchaser's knowledge, Purchaser is not in violation of or in default with any applicable law, the result of any of which, either individually or cumulatively, would prevent or materially delay the consummation of the transactions contemplated hereby.

         4.4 SURVIVAL OF REPRESENTATIONS/WARRANTIES. The representations and warranties contained in this Article 4 shall survive the Closing Date for a period of eighteen (18) months.

         4.5 BROKERS. Each Party represents that no agent, broker, investment banker, financial advisor or other Person, is or will be entitled to any brokers' or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement.

                                   ARTICLE 5

                              CONDITIONS TO CLOSING

         5.1 CONDITIONS TO OBLIGATIONS OF PURCHASER. The obligations of Purchaser hereunder to consummate the transactions contemplated by this Agreement are subject to the fulfillment, at or before the Closing, as applicable, of each of the following conditions (all or any of which may be waived in whole or in part by Purchaser, but only in writing, in its sole discretion):

                  (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties made by Seller in this Agreement shall be true and correct in all material respects (except for such representations and warranties that are modified by materiality according to their terms, which representations and warranties shall be true and correct in all respects) on and as of the date hereof and the Closing Date as though made on and as of the Closing Date or, in the case of representations and warranties made as of a specified date earlier than the Closing Date, on and as of such earlier date.

                  (b) PERFORMANCE. Seller shall have performed and complied with, in all material respects, the agreements, covenants and obligations required by this Agreement and the Transaction Agreements to be so performed or complied with by Seller at or before the Closing.

                  (c) ORDERS AND LAWS. There shall not be in effect on the Closing Date any proceeding, hearing, judgment, order, decree, ruling or charge restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement or the Transaction Agreements.

                  (d) HSR. The parties shall have received the appropriate approvals to consummate the transactions contemplated hereby under the HSR Act or the applicable waiting period under the HSR Act shall have been terminated or expired.

                  (e) DELIVERIES. Seller shall have executed and delivered to Purchaser the items described in Section 2.8(c).

                  (f) SUPPLY AGREEMENT. Purchaser and Seller or their Affiliates shall have entered into the Finished Product Supply Agreement.

                  (g) PRODUCT MATERIAL ADVERSE EFFECT. A Product Material Adverse Effect shall not have occurred.

         5.2 CONDITIONS TO OBLIGATIONS OF SELLER. The obligations of Seller hereunder to consummate the transactions contemplated by this Agreement are subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by Seller, but only in writing, in its sole discretion):

                  (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties made by Purchaser in this Agreement shall be true and correct in all material respects on and as of the date hereof and the Closing Date as though made on and as of the Closing Date or, in the case of representations and warranties made as of a specified date earlier than the Closing Date, on and as of such earlier date.

                  (b) PERFORMANCE. Purchaser shall have performed and complied with, in all material respects, the agreements and obligations required by this Agreement and the Transaction Agreements to be so performed or complied with by Purchaser at or before the Closing.

                  (c) ORDERS AND LAWS. There shall not be in effect on the Closing Date any judgment, order, decree, ruling or charge restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement with respect to the Territory.

                  (d) HSR. The parties shall have received the appropriate approvals to consummate the transactions contemplated hereby under the HSR Act or the applicable waiting period under the HSR Act shall have been terminated or expired.

                  (e) PAYMENT AND DELIVERIES. Purchaser shall have paid the Purchase Price and executed and delivered to Seller the General Assignment and Assumption.

                  (f) SUPPLY AGREEMENT. Purchaser and Seller or their Affiliates shall have entered into the Finished Product Supply Agreement.

                                   ARTICLE 6

                                    COVENANTS

         6.1 HSR FILING.

                  (a) To the extent necessary, each of Purchaser and Seller shall, within two (2) Business Days after the date hereof, file with the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice, any notification and report form required of it in the reasonable opinion of both Parties under the HSR Act with respect to the transactions contemplated hereby. The parties shall cooperate with one another to the extent necessary in the preparation of any notification and report form required to be filed under the HSR Act. Each Party shall be responsible for its own costs and expenses associated with any filing under the HSR Act and other similar laws, rules or regulations of other Governmental Authorities; provided, however, that all filing fees required by the HSR Act and such other similar laws, rules or regulations of other Governmental Authorities shall be borne equally by the parties.

                  (b) Purchaser and Seller will cooperate and use all reasonable efforts to make all other registrations, filings and applications, to give all notices and to obtain as soon as practicable all governmental or other consents, transfers, approvals, orders, qualifications, authorizations, permits and waivers, if any, and to do all other things necessary or desirable for the consummation of the transactions as contemplated hereby.

         6.2 CONDUCT OF THE BUSINESS UNTIL CLOSING. Except for the actions taken or omitted to be taken pursuant to the prior written consent of Purchaser, which consent shall not be unreasonably withheld or delayed, from the date of this Agreement until the Closing, Seller shall conduct its business with respect to the Purchased Assets in the ordinary course consistent with past practice, but in any event in a commercially reasonable manner, except to the extent specifically contemplated by this Agreement (including with regard to discounts, rebates and allowances).

         6.3 POST-CLOSING ORDERS AND PAYMENTS. From and after the Closing Date, Seller shall deliver within one (1) Business Day to Purchaser any purchase orders for Product received after the Closing and any payments received from third parties for Product purchased from Purchaser or Seller after the Closing, and refer all inquiries it shall receive with respect to the Product, to Purchaser or its designee.

         6.4 RIGHT TO INVESTIGATE. After the date hereof and until the Closing, Seller shall afford to representatives of Purchaser and its agents reasonable access to offices, plants, properties, books and records of Seller relating to the Product and the Purchased Assets, during normal business hours, in order that Purchaser may have an opportunity to make such reasonable investigations as it desires with respect to the Product and the Purchased Assets.

         6.5 REASONABLE BEST EFFORTS. Each of Purchaser and Seller will use its commercially reasonable best efforts to cause to be fulfilled the conditions to the respective obligations of the other Party set forth in Article 5.

         6.6 NON-SOLICITATION. During the period commencing upon the signing of this Agreement and ending upon the first anniversary of the Closing Date, Purchaser (which for purposes of this Section 6.6 includes its Affiliates) shall not, either directly or indirectly, solicit, recruit, induce, encourage or attempt to solicit, recruit, induce or encourage any employee of Seller or its Affiliates who work, or at any time within one (1) year prior to the Closing Date, worked on matters involving the Product to terminate his or her employment relationship with Seller or its Affiliates and become employed by the Purchaser or become employed by an independent contractor for the Purchaser, whether or not such employee is a full-time employee and whether or not such employment relationship is pursuant to a written agreement or is at-will. Notwithstanding the foregoing, general solicitations and recruitment activities, including without limitation the posting of notices or advertisements in publications that are not directed specifically at Seller or its employees shall not be prohibited hereunder.

         6.7 CHARGEBACKS; MANAGED CARE AGREEMENTS; FSS SCHEDULE.

                  (a) Following the Closing Date, Purchaser shall be responsible for the processing, payment, administration and support for all chargebacks, rebates or any other post-sale rebates, refunds, price adjustments and other similar payments, credits or liabilities in connection with the Product sold in the Territory under and pursuant to government and commercial customer contracts (collectively, "CHARGEBACKS"). Purchaser shall submit written monthly invoices to Seller setting forth Chargebacks for each applicable month relating to Product sold or dispensed, or having a wholesaler invoice dated on or prior to the Closing Date, together with reasonable documentary evidence thereof. Within ten (10) days of receipt of each such monthly invoice, Seller shall reimburse Purchaser for all such Chargebacks set forth on such monthly invoice sold or dispensed, or having a wholesaler invoice dated on or prior to the Closing Date.

                  (b) On the Closing Date, Seller shall issue (i) a letter to the trade (wholesalers and distributors) advising such customers of Seller's responsibilities in connection with government and commercial contracts and associated chargebacks and administrative service fees and (ii) a letter to the other parties under Seller's managed care agreements notifying such parties that the Product shall, after the Closing Date, no longer be subject to such agreements. In furtherance of the foregoing, (i) Seller shall not renew, and/or shall terminate, any such government and commercial contracts with respect to the Product following the Closing Date and (ii) Seller shall cooperate with Purchaser to have the Product transferred from Seller's Federal Supply Schedule to Purchaser's Federal Supply Schedule within thirty (30) days after the Closing Date.

         6.8 MEDICARE, MEDICAID AND STATE REBATES. MEDICARE, MEDICAID AND STATE REBATES.

                  (a) As promptly as practicable following the Closing Date but not later than sixty (60) days thereafter, Purchaser shall (a) obtain a new NDC number for the Product, (b) submit its labeling for the Product to the FDA for approval, and (c) use such new NDC numbers on all invoices, orders, and other communications with customers and Regulatory Authorities. Seller shall report the termination date of its NDC numbers for the Product to Centers for Medicare and Medicaid Services ("CMS") in accordance with CMS guidelines (which termination date shall be the expiration date for the last lot of the Product, or portion thereof, sold by Seller immediately prior to the Closing Date).

                  (b) With respect to rebates that Seller is obligated to pay pursuant to any government (federal or state) rebate program as a result of amounts charged to Seller's NDC codes as a result of sales of the Product ("GOVERNMENT REBATES"), Seller shall be responsible for the process, payment and handling of all Government Rebates relating to the Product labeled with Seller's NDC codes and sold prior to the commencement of the first full calendar quarter following the Closing Date. Purchaser shall reimburse Seller its pro-rata share of all Government Rebates relating to sales of the Product in the Territory paid in the calendar quarter during which the Closing occurs (based on the proportion of the number of days remaining in the calendar quarter after the Closing Date to the total number of days in such calendar quarter) and 100% of all Government Rebates for the following calendar quarter, in each case to the extent labeled with Seller's NDC codes. Purchaser shall reimburse Seller for all Government Rebates paid by Seller or its Affiliate on Purchaser's behalf within ten (10) days of Seller's submission to Purchaser of written invoices that describe the requested payment in reasonable detail.

                  (c) Purchaser shall be responsible for the process, payment and handling of all Government Rebates relating to the Product commencing with the first full calendar quarter following the Closing Date. With respect to Government Rebates, if any, billed to Seller following the end of the first full calendar quarter following the Closing Date, Purchaser shall reimburse Seller for all such Government Rebates charged to Seller's NDC codes for the Product within ten (10) days of Seller's submission to Purchaser of written invoices that describe the requested payment in reasonable detail.

                  (d) Purchaser shall provide to Seller average manufacturer's price and best price information within twenty-five (25) days after the end of each calendar quarter to enable Seller to comply with its submission requirements to the CMS with respect to the Product. Within thirty (30) days of the Closing Date, Seller will provide Purchaser with the baseline information and average manufacturer's pricing and any such similar information needed by Purchaser to establish its reimbursement and chargeback systems.

         6.9 RETURNS DUE TO EXPIRATION. After the Closing Date, Purchaser shall, at its sole cost and expense, be responsible for handling the returns and credits of all Product returned due to expiration ("EXPIRED RETURNS") in accordance with Seller's returned goods policy. Purchaser shall submit written monthly invoices to Seller setting forth such returns and credits for each applicable month relating to all Product sold by Seller prior to the Closing Date, together with reasonable documentary evidence thereof. Within ten (10) days of receipt of each such invoice, Seller shall reimburse Purchaser for such returns and credits as are set forth therein at a price equal to Seller's list price less 5%; provided, however, that Seller shall not be responsible for any reimbursement for any Product returned which has an expiry date of more than six
(6) months from the date of return or which has been returned more than twelve
(12) months after the Product's expiration date.

         6.10 OTHER RETURNS. Purchaser shall be responsible for any Products returned after thirty (30) days following the Closing Date other than those Products subject to Section 6.9 above. All returns of Product with thirty (30) days of the Closing Date shall be the responsibility of Seller; provided that any such returns must be: (i) in accordance with Seller's trade policy and (ii) accompanied by documentation that such Product was shipped and invoiced by Seller or its Affiliates.

         ****

         6.12 TRANSACTION AGREEMENTS. Purchaser and Seller or their Affiliates shall use their best efforts to negotiate and enter into the Pharmacovigilance Agreement and the Transition Services Agreement (each of the foregoing, together with the Technical Agreement, the Finished Product Supply Agreement, this Agreement, the schedules hereto and each other agreement attached as an exhibit hereto, the "TRANSACTION AGREEMENTS") within fourteen (14) calendar days of the date of this Agreement, with the effectiveness of each such agreement being conditioned on the Closing.

         6.13 NO OTHER TRANSACTIONS. Seller agrees to immediately terminate any and all discussions, negotiations and other communications, whether directly or indirectly through any representative of Seller, with any third party regarding the sale or other disposition of all or a portion of the Purchased Assets. Seller agrees that it will not, directly or indirectly, solicit, encourage, entertain or support, or engage in any discussions with respect to, any inquiry, proposal or offer from any other party regarding a sale or other disposition involving all or a portion of the Purchased Assets until the termination of this

Agreement in accordance with Article 8. As of the date hereof, the Seller does not have any other commitments or understandings regarding the sale of the Purchased Assets.

         6.14 NET SALES AND ROYALTY OBLIGATIONS.

                  (a) Commencing with the first commercial sale of the HFA Product in a Major Country, Purchaser shall deliver to Seller, within forty-five
(45) days after the end of each calendar quarter thereafter, a report setting forth for such calendar quarter: (A) Net Sales of the HFA Product and (B) the amount of the royalty payments due to Seller on account of Net Sales of the HFA Product. The total royalty payment due on account of such Net Sales during such calendar quarter shall be remitted by wire transfer in US dollars at the time such report is made, to the credit of such bank account as shall be designated in advance by Seller in writing to Purchaser.

                  (b) Purchaser shall maintain, and shall require its Affiliates and sublicensees to maintain, complete and accurate books and records in connection with the sale of the HFA Product hereunder, as necessary to allow the accurate calculation consistent with GAAP of the royalty payments due to Seller. Such records shall be maintained for a period of at least two (2) years after the end of the calendar year in which they were generated.

                  (c) Once per calendar year, Seller shall have the right to engage an independent accounting firm reasonably acceptable to Purchaser, at Seller's expense (subject to the last sentence of this paragraph), which shall have the right to examine in confidence the relevant Purchaser records as may be reasonably necessary to determine and/or verify the amount of royalty payments due to Seller hereunder. An audit of the records for any given period must be conducted within one (1) year after the termination of such period and only one audit may be conducted with respect to a given period. Such examination shall be conducted and shall take place, and Purchaser shall make its records available, during normal business hours, after at least thirty (30) days' prior written notice given to Purchaser by Seller, at the facility(ies) where such records are maintained. The independent accounting firm will prepare and provide to each Party a written report stating whether the royalty payment reports submitted and royalty payments made are correct or incorrect and the amounts of any discrepancies. In the event there was an underpayment by Purchaser hereunder, Purchaser shall promptly (but in no event later than thirty (30) days after its receipt of the independent auditor's report so concluding) make payment to Seller of any shortfall. In the event that there was an overpayment by Purchaser hereunder, Seller shall promptly (but in no event later than thirty (30) days after Seller' receipt of the independent auditor's report so concluding) refund to Purchaser the excess amount. In the event of any underpayment by Purchaser resulting in a cumulative discrepancy during any calendar year in excess of the greater of (i) five percent (5%) and (ii) $10,000, all costs of the audit, including the expenses of the independent accounting firm, shall be borne and promptly paid by Purchaser; otherwise, such costs will be borne by Seller.

         6.15 WEBSITE INFORMATION. Within ten (10) days following the Closing Date, Seller shall remove all Product information from its websites.

         6.16 SALES INFORMATION. As promptly as practicable after the Closing Date, Seller shall provide Purchaser all material sales information relating to the Product in the Territory for the months of February and March 2004.

                                   ARTICLE 7

                                 INDEMNIFICATION

         7.1 INDEMNIFICATION BY SELLER. From and after the Closing, Seller shall reimburse, defend, and indemnify Purchaser, Purchaser's Affiliates, and their respective officers, directors, employees and agents in respect of, and hold each of them harmless from and against, any and all Losses suffered, incurred or sustained by any of them or to which any of them becomes subject, resulting from, arising out of or relating to:

                  (a) the Retained Liabilities;

                  (b) subject to any disclosure in the Seller Disclosure Schedule, any misrepresentation or breach of warranty by Seller made or contained in this Agreement;

                  (c) any failure of Seller to perform or observe any covenant or agreement to be performed or observed by Seller pursuant to this Agreement; and

                  (d) any action or inaction of Seller with respect to the Purchased Assets prior to the Closing Date except for Losses arising as a result of Liabilities expressly included in the Assumed Liabilities.

         7.2 INDEMNIFICATION BY PURCHASER. From and after the Closing, Purchaser shall reimburse and indemnify Seller, Seller's Affiliates and their respective officers, directors, employees and agents in respect of, and hold each of them harmless from and against, any and all Losses suffered, incurred or sustained by any of them or to which any of them becomes subject, resulting from, arising out of or relating to:

                  (a) the Assumed Liabilities;

                  (b) subject to any disclosure in the Purchaser Disclosure Schedule, any misrepresentation or breach of warranty by Purchaser made or contained in this Agreement;

                  (c) any failure by Purchaser to duly perform or observe any covenant or agreement to be performed or observed by Purchaser pursuant to this Agreement; and

                  (d) any action or inaction of Purchaser with respect to the Purchased Assets after the Closing Date.

         7.3 LIMITATION OF LIABILITY.

                  (a) Notwithstanding anything to the contrary contained in this Agreement, no amounts of indemnity shall be payable as a result of any claim in respect of a Loss arising under Section 7.1 unless and until the indemnified parties thereunder have suffered, incurred, sustained or become subject to

Losses referred to in such Sections in excess of **** in the aggregate, it being agreed that if such Losses are in excess of ****, the indemnitor shall be liable for the full amount of any such Losses.

                  (b) The maximum aggregate liability of Seller under this
Article 7 shall not exceed **** of the Purchase Price.

                  (c) Notwithstanding anything to the contrary contained in this Agreement, no amounts of indemnity shall be payable as a result of any claim in respect of a Loss arising under Sections 7.1 or 7.2 to the extent that such Loss is caused by (i) any misrepresentation or breach of warranty, covenant or agreement by the Party seeking indemnification in the Agreement or (ii) the gross negligence or intentional misconduct of such Party or any of its officers, directors, employees, agents or Affiliates.

                  (d) No Party hereto shall be entitled to any indemnification under Section 7.1(b) or Section 7.2(b), as applicable, if (i) the other Party shall have notified such Party in writing on or prior to the Closing Date, or disclosed to such Party in the Seller Disclosure or Purchaser Disclosure Schedule, as applicable and as may be updated prior to the Closing Date (but only to the extent that such update relates to acts, omissions, events or circumstances occurring on or after the date hereof), of the breach of, or inaccuracy in, such representation or warranty, and (ii) such Party has permitted the Closing to occur.

         7.4 PROCEDURES FOR INDEMNIFICATION FOR THIRD PARTY CLAIMS.

                  (a) In the case of a third party claim or demand ("THIRD PARTY CLAIM") made by any Person who is not a Party to this Agreement (or an Affiliate thereof) as to which a Party (the "INDEMNITOR") may be obligated to provide indemnification pursuant to this Agreement, such Party seeking indemnification hereunder ("INDEMNITEE") will notify the Indemnitor in writing of the Third Party Claim (and specifying in reasonable detail the factual basis for the Third Party Claim and to the extent known, the amount of the Third Party Claim) reasonably promptly after becoming aware of such Third Party Claim; provided, however, that failure to give such notification will not affect the indemnification provided hereunder except to the extent the Indemnitor shall have been actually prejudiced as a result of such failure.

                  (b) If a Third Party Claim is made against an Indemnitee, the Indemnitor will be entitled, within one hundred twenty (120) days after receipt of written notice from the Indemnitee of the commencement or assertion of any such Third Party Claim, subject to, in all instances, the limitation of liability set forth in Section 7.3 to assume the defense thereof (at the expense of the Indemnitor) with counsel selected by the Indemnitor and reasonably satisfactory to the Indemnitee, for so long as the Indemnitor is conducting a good faith and diligent defense. Should the Indemnitor so elect to assume the defense of a Third Party Claim:

                           (i) the Indemnitor will not be liable to the
Indemnitee for any legal or other expenses subsequently incurred by the Indemnitee in connection with the defense thereof; provided, that if under applicable standards of professional conduct a conflict of interest exists between the Indemnitor and the Indemnitee in respect of such claim, such Indemnitee shall have the right to employ separate counsel (which shall be reasonably satisfactory to the Indemnitor) to represent such Indemnitee with respect to the matters as to which a conflict of interest exists and in that event the reasonable fees and expenses of such separate counsel shall be paid by such Indemnitor; provided, further, that the Indemnitor shall only be responsible for the reasonable fees and expenses of one separate counsel for such Indemnitee;

                           (ii) the Indemnitee shall have the right to
participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnitor;

                           (iii) the Indemnitor will promptly supply to the
Indemnitee copies of all correspondence and documents relating to or in connection with such Third Party Claim and keep the Indemnitee informed of developments relating to or in connection with such Third Party Claim, as may be reasonably requested by the Indemnitee (including providing to the Indemnitee on reasonable request updates and summaries as to the status thereof); and

                           (iv) all Indemnitees shall reasonably cooperate with
the Indemnitor in the defense thereof (such cooperation to be at the expense, including reasonable legal fees and expenses, of the Indemnitor).

                  (c) If the Indemnitor does not elect to assume control of the defense of any Third Party Claim within the 120-day period set forth above, or if such good faith and diligent defense is not being or ceases to be conducted by the Indemnitor, the Indemnitee shall have the right, at the expense of the Indemnitor, after three (3) Business Days written notice to the Indemnitor of its intent to do so, to undertake the defense of the Third Party Claim for the account of the Indemnitor (with counsel selected by the Indemnitee), and to compromise or settle such Third Party Claim, exercising reasonable business judgment.

                  (d) If the Indemnitor acknowledges in writing its obligation to indemnify the Indemnitee for a Third Party Claim, the Indemnitee will agree to any settlement, compromise or discharge of such Third Party Claim that the Indemnitor may recommend that by its terms obligates the Indemnitor to pay the full amount of Losses (whether through settlement or otherwise) in connection with such Third Party Claim and unconditionally and irrevocably releases the Indemnitee completely from all Liability in connection with such Third Party Claim; provided, however, that, without the Indemnitee's prior written consent, the Indemnitor shall not consent to any settlement, compromise or discharge (including the consent to entry of any judgment), and the Indemnitee may refuse to agree to any such settlement, compromise or discharge, that provides for injunctive or other nonmonetary relief affecting the Indemnitee or may reasonably be considered by the Indemnitee to materially prejudice the Indemnitee. If the Indemnitor acknowledges in writing its obligation to indemnify the Indemnitee for a Third Party Claim, the Indemnitee shall not (unless required by law) admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the Indemnitor's prior written consent (which consent shall not be unreasonably withheld or delayed).

         7.5 LOSSES THAT ARE NOT THIRD PARTY CLAIMS. Any claim on account of Losses which does not involve a Third Party Claim shall be asserted by reasonably prompt written notice (stating in reasonable detail, the basis of such claim and a reasonable estimate of the amount thereof) given by the Indemnitee to the Indemnitor from whom such indemnification is sought. For a period of sixty (60) days from and after receipt of the written notice, the Parties shall attempt in good faith to resolve such claim for indemnification. If the Parties are unable to resolve such claim, the Party seeking indemnification may thereafter pursue any and all remedies at its disposal to enforce said indemnification claim.

         7.6 TERMINATION OF INDEMNIFICATION OBLIGATIONS. The obligations of each Party to indemnify, defend and hold harmless the other party and other Indemnitees (i) pursuant to Sections 7.1(b) and 7.2(b) shall terminate when the applicable representation or warranty expires pursuant to Section 4.4, and (ii) pursuant to Sections 7.1(a), (c), and (d) shall survive until the earlier of the expiration of the applicable statute of limitations, if any, and the sixth (6th) anniversary of the Closing Date; provided, however, that such obligations to indemnify, defend and hold harmless shall not terminate with respect to any individual item as to which the Indemnitee shall have before the expiration of the survival period, made a claim by delivering a written notice (stating in reasonable detail the basis of such claim and a reasonable estimate of the amount thereof) to the Indemnitor.

         7.7 OTHER MATTERS. In the event of payment in full by an Indemnitor to any Indemnitee in connection with any Third Party Claim, such Indemnitor will be subrogated to and shall stand in the place of such Indemnitee as to any events or circumstances in respect of which such Indemnitee may have any right or claim relating to such Third Party Claim against any claimant or plaintiff asserting such Third Party Claim or against any other Person. Such Indemnitee will cooperate with such Indemnitor in a reasonable manner, and at the cost and expense of such Indemnitor, in prosecuting any subrogated right or claim.

         7.8 EXCLUSIVE REMEDY. Other than in the case of fraud, the indemnification provided to any Person pursuant to this Article 7 shall be such Person's sole remedy for any claims arising hereunder, or otherwise in connection with or arising out of the transactions described herein, including without limitation any breach by any Party hereto of any representation, warranty or covenant contained in this agreement, or in any certificate or document (to the extent such certificate or documents relate to matters covered by the representation, warranties or covenants contained herein) required to be delivered in connection herewith.

                                   ARTICLE 8

                                   TERMINATION

         8.1 TERMINATION PRIOR TO CLOSING. This Agreement may be terminated at any time prior to Closing:

                  (a) By mutual written consent of Purchaser and Seller;

                  (b) By Purchaser or Seller in the event that any competent government authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement with respect to the United States and such order, decree, ruling or other action shall have become final and non-appealable; it being agreed to and understood that if any such judgment, order, decree, ruling or change relates solely to a country or countries other than the U.S., then this Agreement shall be consummated with respect to all countries in the Territory other than such affected country or counties and the Parties shall thereafter use their commercially reasonable efforts to settle or discharge such judgment, order, decree, ruling or change, such that this Agreement may be consummated with respect to such affected country or countries

                  (c) by Seller or Purchaser, if the transactions contemplated hereby are not consummated by the Parties on or before March 31, 2004; provided, however, that no Party then in breach of any obligation hereunder shall have the right to terminate.

                  (d) by a Party, if the other Party (the "DEFAULTING PARTY") shall have breached, or failed to comply with, any of such Defaulting Party's obligations under this Agreement, or any representation on warranty made by the Defaulting Party shall have been incorrect in any material respects when made.

         8.2 EFFECT OF TERMINATION PRIOR TO CLOSING. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability on the part of either Party hereto except (a) as set forth in Section 9.1, and (b) nothing herein shall relieve either Party from Liability for any breach of this Agreement.

                                   ARTICLE 9

                               GENERAL PROVISIONS

         9.1 PAYMENT OF TRANSACTION EXPENSES. All legal fees and other expenses incurred on behalf of Seller in connection with the negotiation of this Agreement, the Transaction Agreements, and the consummation of the transactions contemplated herein will be borne by Seller. All legal fees and other expenses incurred on behalf of Purchaser in connection with the negotiation of this Agreement and the consummation of the transactions contemplated herein will be borne by Purchaser, whether or not the Closing shall have occurred.

         9.2 TAXES. Purchaser shall be responsible for and shall promptly pay all transfer, sales, registrations, withholdings and other taxes and fees, if any, levied or imposed as a result of the transactions contemplated by this Agreement, including any fees required in connection with filing any assignments, notification or registration with a Regulatory Authority in order to effectuate the transfer of the Product Registration, but excluding any tax payable on any income or gain of seller.

         9.3 ACCESS TO INFORMATION. After the Closing, Purchaser agrees to cooperate with Seller and to grant to Seller and its employees, attorneys, accountants, officers, representatives, and agents, during normal business hours and upon at least two (2) Business Days' advance notice, reasonable access to Purchaser's management personnel and to the records relating to the Product (including the Product Registrations) and to permit copying at Seller's expense or, where reasonably necessary, to documents relating to the Purchased Assets during the period the Purchased Assets were owned by Seller for the sole purposes of (i) any financial reporting or tax matters (including any financial and tax audits, tax contests, tax examination, preparation of any Seller's tax


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

returns or financial records) relating to the Product; (ii) any claims or litigation involving Seller and the Purchased Assets relating to the Product;
(iii) any investigation of Seller being conducted by any federal, state, or local governmental authority relating to the Product; (iv) any matter relating to any indemnification or representation or warranty or any other term of this Agreement, or (v) any similar or related matter. Purchaser shall maintain, for the extent required by applicable law, but in any event for not less than six
(6) years, all such records and documents in the Territory and shall not destroy or dispose of any such records and documents prior to the end of such required or six (6) year period, without the prior written consent of Seller.

         9.4 CONFIDENTIALITY. Each Party hereby undertakes that it will respect and preserve the confidentiality of all Confidential Information received by it, and shall not, without the express written consent of the other Party, either: communicate or otherwise make available any Confidential Information to any third party; or use any Confidential Information for any purpose other than as contemplated by this Agreement or the other Transaction Agreements or in the exercise of its rights hereunder or thereunder. The obligations of confidentiality set forth in the foregoing sentence shall not apply or shall cease to apply to Confidential Information that the applicable Party demonstrates by documentary evidence satisfactory to the other Party: (i) has, after the date of this Agreement, been rightfully received from a third party without a breach of such third party's obligations of confidentiality to any person or entity, (ii) has become public knowledge, or otherwise entered the public domain through no breach of this Agreement or other wrongful act by such Party; or (iii) is required to be disclosed pursuant to a final binding order or a governmental agency or court of competent jurisdiction; PROVIDED that the other Party has been given reasonable notice of the pendency of such an order and the opportunity to contest it. For purposes hereof, "CONFIDENTIAL INFORMATION" means all proprietary information of whatever kind or nature relating to the Product, whether or not such information is in tangible or documented form, and whether or not it is marked or identified as being confidential, proprietary or under the control of any Person.

         9.5 NOTICES. Except as otherwise specifically provided herein, any notice or other documents to be given under this Agreement shall be in writing and shall be deemed to have been duly given if sent by registered mail, nationally recognized overnight courier or facsimile transmission to a Party or delivered in person to a Party at the address or facsimile number set out below for such Party or such other address as the Party may from time to time designate by written notice to the other:

                  If to Purchaser, to:

                  Kos Life Sciences, Inc.
                  2200 North Commerce Parkway
                  Suite 300
                  Weston, FL  33326-3258
                  Attention:  Mark McGovern, M.D.
                              President
                  Telephone:  954-331-3730
                  Facsimile:  954-331-3892

                  with a copy to:


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


                  Kos Pharmaceuticals, Inc.
                  Raritan Plaza I
                  110 Fieldcrest Avenue - 2nd Floor
                  Edison, NJ 08837
                  Attention: Andrew I. Koven, Esq.
                             Executive Vice President, General Counsel and Corporate Secretary
                  Telephone: 732-512-6579
                  Facsimile: 732-225-8901

                  with a copy to:

                  Kos Pharmaceuticals, Inc.
                  2200 North Commerce Parkway
                  Suite 300
                  Weston, FL  33326-3258
                  Attention:  Adrian Adams
                  Telephone:  954-331-3400
                  Facsimile:  954-331-3889

                  with a copy to:

                  Kos Pharmaceuticals, Inc.
                  1001 Brickell Bay Drive
                  25th Floor
                  Miami, FL  33131
                  Attention: Juan Rodriguez
                  Telephone: 305-523-3614
                  Facsimile: 305-577-4596

                  with a copy to:

                  Holland & Knight LLP
                  701 Brickell Avenue
                  Suite 3000
                  Miami, FL 33131
                  Attention: Rodney H. Bell, Esq.
                  Facsimile: 305-789-7799

                  If to Seller to:

                  Aventis Pharmaceuticals Holdings Inc.
                  c/o Aventis Inc.
                  300 Somerset Corporate Blvd.
                  Mail Code SC3-830A
                  Bridgewater, NJ 08807-0977
                  Attention: North American Business Development
                  Facsimile: 908-394-7219

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

                  with a copy to:

                  Aventis Inc.
                  300 Somerset Corp. Blvd.
                  Mail Stop SC3-820A
                  Bridgewater, NJ 08807-2854
                  Attention: General Counsel
                  Facsimile: 908-243-7219

                  with a copy to:

                  Morgan, Lewis & Bockius LLP
                  502 Carnegie Center
                  Princeton, New Jersey 08540
                  Attention: Denis Segota, Esq.
                  Facsimile: 609-919-6639

         Any such notice or other document shall be deemed to have been received by the addressee five (5) Business Days following the date of dispatch of the notice or other document by post or, where the notice or other document is sent by overnight courier, by hand or is given by facsimile, simultaneously with the transmission or delivery. To prove the giving of a notice or other document it shall be sufficient to show that it was dispatched.

         9.6 ENTIRE AGREEMENT. This Agreement and the other Transaction Agreements (including all schedules and exhibits hereto and thereto) embody and set forth the entire agreement and understanding of the Parties with respect to the subject matter herein and therein and there are no promises, terms, conditions or obligations, oral or written, expressed or implied, other than those contained herein and therein. The terms of the Transaction Agreements shall supersede all previous oral or written agreements which may exist or have existed between the parties relating to the subject matter of the Transaction Agreements. In connection with and as a result of the foregoing, the Parties hereby acknowledge and agree that the Letter of Intent, dated as of February 26, 2004, between the Parties is hereby terminated and of no further force or effect.

         9.7 MODIFICATIONS AND AMENDMENTS. This Agreement shall not be amended, modified, varied or supplemented except in writing signed by duly authorized representatives of the Parties.

         9.8 ASSIGNMENT. Neither this Agreement nor any of the rights or obligations of the Parties hereunder may be assigned by any Party without the prior written consent of the other Party; provided however, that (i) Seller or Purchaser may assign this Agreement to an Affiliate, so long as Seller or Purchaser, respectively, remains liable for the performance of all obligations under this Agreement and (ii) following the Closing, either Party shall be entitled, without the prior written consent of the other to assign its rights and obligations hereunder in connection with a merger or similar reorganization, the sale or all or substantially all of its assets or the sale of the Product. Any attempted assignment or delegation in contravention hereof shall be null and void. Subject to the foregoing, this Agreement and all rights and powers granted and obligations created hereby will bind and inure to the benefit of the Parties hereto and their respective successors and assigns.

         9.9 HEADINGS, INTERPRETATION. The headings used in this Agreement are for convenience only and are not a part of this Agreement nor affect the interpretation of any of its provisions.

         9.10 INDEPENDENT PARTIES. This Agreement shall not be deemed to create any partnership, joint venture, amalgamation or agency relationship between the Parties. Each Party shall act hereunder as an independent contractor. Neither Party shall at any time enter into, incur, or hold itself out to third parties as having authority to enter into or incur, on behalf of the other party, any commitment, expense, or liability whatsoever.

         9.11 GOVERNING LAW. This Agreement shall be governed by and construed under the substantive laws of the State of New York without giving effect to the choice of law provisions thereof.

         9.12 NO WAIVER. Neither the failure nor delay on the part of a Party to require the strict performance of any term, covenant or condition of this Agreement or to exercise any right or remedy available on a breach thereof shall constitute a waiver of any such breach or of any such term or condition. The consent to, or the waiver of, any breach, or the failure to require on any single occasion the performance or timely performance of any term, covenant, or condition of this Agreement shall not be construed as authorizing any subsequent or additional breach and shall not prevent a subsequent enforcement of such term, covenant, or condition.

         9.13 SEVERABILITY. In the event that any provision of this Agreement or the application thereof to any Party or circumstance shall be finally determined by a court of proper jurisdiction to be invalid or unenforceable to any extent, then (i) a suitable and equitable provision shall be substituted therefore in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid and unenforceable provision and (ii) the remainder of this Agreement and the application of such provision to the Parties or circumstances other than those to which it is held invalid or unenforceable shall not be affected thereby.

         9.14 COUNTERPARTS; FACSIMILE SIGNATURES. This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute a single agreement. This Agreement may be executed by facsimile signatures, which signatures shall have the same force and effect as original signatures.

         9.15 NO THIRD PARTY BENEFICIARIES. No person or entity other than Seller and Purchaser and permitted assignees hereunder shall be deemed an intended beneficiary hereunder or have any right to enforce any term of this Agreement.

         9.16 FURTHER ASSURANCES. Each Party shall execute and deliver such additional instruments and other documents and use all reasonable efforts to take or cause to be taken, all actions and to do, or cause to be done, all things necessary under applicable law to consummate the transactions contemplated hereby.

         9.17 CERTAIN CONVENTIONS. As used in this Agreement, (i) the masculine shall include the feminine and neuter, the singular shall include the plural and the plural shall include the singular, as the context may require, (ii) the word "including" shall be deemed followed by "without limitation", "but not limited to" or words of similar meaning, (iii) unless otherwise indicated, references to Articles or Sections shall be to Articles or Sections hereof and (iv) unless otherwise indicated, all monetary amounts shall be denominated in United States Dollars.

         9.18 NO STRICT CONSTRUCTION. This Agreement has been prepared jointly and shall not be strictly construed against either Party.

         9.19 PUBLIC DISCLOSURE. No announcement or other disclosure, public or otherwise, concerning the financial or other terms of this Agreement or any of the other Transaction Agreements shall be made, either directly or indirectly, by any Party without first obtaining the written approval of the other Party and agreement upon the nature and text of such announcement or disclosure, such approval and agreement not to be unreasonably withheld or delayed. Notwithstanding the foregoing:

                  (a) Each Party agrees that disclosures may need to be made to the Securities and Exchange Commission (the "SEC") and other Regulatory Authorities and each Party agrees that it shall reasonably cooperate with the other with respect to all disclosures regarding this Agreement to such Regulatory Authorities. In addition, the Parties will coordinate in advance with each other in connection with the redaction of certain provisions of this Agreement with respect to any SEC filings, and each Party shall use reasonable efforts to seek confidential treatment for such terms, provided that each Party shall ultimately retain control over what information to disclose to the SEC or any other such agencies.

                  (b) The Parties shall be free to publicly disclose information contained in any materials that have been previously approved for disclosure by the other Party, without further approvals from the other Party hereunder, to the extent there have been no material additions or changes thereto.

         9.20 BULK SALES LAWS. The Parties hereby waive compliance with any UCC bulk sales or comparable statutory provisions of each applicable jurisdiction.

                             SIGNATURE PAGE FOLLOWS

         IN WITNESS WHEREOF, the parties hereto have each caused this Agreement to be duly executed as of the date first above written.

SELLER:

AVENTIS PHARMACEUTICALS HOLDINGS INC.




By: /s/                                       Name:
   ------------------------------                   ---------------------------
Title:
---------------------------------



PURCHASER:

KOS LIFE SCIENCES, INC.





By: /s/                                       Name:
   ------------------------------                   ---------------------------
Title:
---------------------------------






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